UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)

Guess?, Inc. (Name of Issuer)

Common Stock
(Title of Class of Securities)
401617 10 5
(CUSIP Number)
Paul Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 401617 10 5

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 12,288,533*

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 12,414,608*

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,258,970*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 16.8%*

12.	Type of Reporting Person IN
______________________
* Includes shares which are also deemed to be beneficially owned by the Reporting Person's brother, Maurice Marciano and includable in reports on Schedule 13D filed by Maurice Marciano. If the potential double counting were eliminated, Paul Marciano would be deemed to beneficially own 14.6% of the shares that would be outstanding.

This Amendment No. 13 to Schedule 13G amends or amends and restates, where indicated, the statements on Schedule 13G relating to the Common Stock of the Issuer filed by Paul Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by the filing of Amendment No. 1 on February 17, 2004, Amendment No. 2 on May 15, 2006, Amendment No. 3 on February 15, 2007, Amendment No. 4 on February 1, 2008, Amendment No. 5 on February 6, 2009, Amendment No. 6 on January 29, 2010, Amendment No. 7 on February 1, 2011, Amendment No. 8 on February 3, 2012, Amendment No. 9 on January 24, 2013, Amendment No. 10 on February 10, 2014, Amendment No. 11 on February 13, 2015 and Amendment No. 12 on February 5, 2016. Capitalized terms used in this Amendment No. 13 but not otherwise defined herein have the meanings given to them in the initial Schedule 13G.
This Amendment No. 13 is being made to update Paul Marciano's beneficial ownership. Except as otherwise set forth herein, this Amendment No. 13 does not modify any of the information previously reported by Paul Marciano in the Schedule 13G as amended to date.

Item 4.     Ownership.
(a) As of February 1, 2017, Paul Marciano may be deemed to beneficially own 14,258,970 shares of Common Stock, which represents 16.8% of the 84,763,206 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days. Of these shares, the following shares are also includable in Section 13 reports by his brother, Maurice Marciano: 1,844,362 shares as a result of Maurice Marciano's sole investment power over such shares and 509,671 shares as a result of Maurice Marciano's sole voting power over such shares. If the 1,844,362 shares included in this Schedule and includable in the Section 13 Reports by Maurice Marciano in which Paul Marciano holds no pecuniary interest are subtracted to eliminate double counting, Paul Marciano would be deemed to beneficially own 14.6% of such outstanding shares. As of December 1, 2016, there were 84,361,306 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended October 29, 2016.
(b) The 14,258,970 shares that may be deemed to be beneficially owned by Paul Marciano pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares	Voting Power	Investment Power
Direct	58,622	Sole	Sole
As sole trustee of Paul Marciano Trust	8,902,438	Sole	Sole
As investment director of NRG Capital Holdings, LLC and a fiduciary of a member thereof	1,481,700	Sole as to 370,425 shares (none as to remaining shares)	Sole
As investment director of G Financial Holdings, LLC	170,666	None	Sole
As investment director of G Financial Holdings II, LLC	339,005	None	Sole
As distribution advisor of a member of Carolem Capital, LLC	1,125,000*	Sole	None
As trustee of certain members of Next Step Capital, LLC	92,401*	Sole	None
As trustee of a member of Next Step Capital II, LLC	277,470*	Sole	None
As distribution advisor of Maurice Marciano Special Exempt Trust	349,491*	Sole	None
As investment advisor of Paul Marciano Special Exempt Trust	349,491	None	Sole
As trustee of Nonexempt Gift Trust under the Next Step Trust	370,309**	Sole	Sole
As trustee of Exempt Gift Trust under the Next Step Trust	105,977**	Sole	Sole
As president of Paul Marciano Foundation	234,500***	Sole	Sole
Options exercisable within 60 days	401,900	Sole	Sole
______________________
* Paul Marciano has no pecuniary interest in these shares. Because investment power over all shares held by this entity is held by his brother, Maurice Marciano, all of these shares may also be deemed to be beneficially owned by Maurice Marciano.
** Paul Marciano disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
*** Paul Marciano has no pecuniary interest in these shares, which are owned by a nonprofit corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 3, 2017

/s/ PAUL MARCIANO
PAUL MARCIANO

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